news release

ArcelorMittal announces publication of its Half-Year Report 2013 and Recast of its 2012 Annual Report on Form 20-F

Luxembourg, 5 August 2013 – ArcelorMittal has published today its Half-Year Report for the six month period ended 30 June, 2013 (“HY Report”). As a result of the adoption and early adoption of new IFRS accounting standards as of 1 January 2013 in accordance with IFRS as issued by the International Accounting Standards Board and as adopted by the European Union, the HY Report also contains recast financial information at 31 December 2012 and for the year ended 31 December 2012 to reflect the retrospective application of the new standards whenever applicable. This recast 2012 financial information updates without replacing  the 2012 Annual Report published on 27 February 2013 (the “Annual Report”)  which is still available on the electronic database of the Luxembourg Stock Exchange (http://www.oam.lu/) and on http://www.arcelormittal.com/ under "Investors > Financial reports > Annual reports".

In addition, ArcelorMittal has filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 6-K a recast of its 2012 annual report on Form 20-F to reflect the retrospective application of the same new IFRS accounting standards.

Both reports published today are available on www.arcelormittal.com under Investors > Financial Documents > Half-year reports. The HY Report has been filed with the electronic database of the Luxembourg Stock Exchange (http://www.bourse.lu/).